Mail Stop 4561

June 5, 2007

Todd E. Wille
President and Chief Executive Officer
Unify Corporation
2101 Arena Blvd., Suite 100
Sacramento, CA 95834

Re: **Unify Corporation**
      Registration Statement on Form S-1, as amended
      Filed May 4, 2006
      File No. 333-142045

      Form 10-Q/A for the Quarter Ended April 28, 2007
      Form 10-Q/A for the Quarter Ended October 31, 2006
      File No. 1-11807

Dear Mr. Wille:

         We have limited our review of your filings to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

General

1.   Please provide us with the significance tests of Rule 1-02(w) of Regulation S-X used to determine the need for historical financial statements of Active Data Corporation, as announced in the current report on Form 8-K filed on May 24,

2007. Your response should set forth in detail the computation of the significant subsidiary test and the reasons for not including historical and pro forma financial statements under Rule 3-05 and Article 11 of Regulation S-X and the instructions to Form 8-K.

Calculation of Registration Fee Table

2.   In your initial filing on Form SB-2, filed April 11, 2007, the calculation of registration fee table included disclosure in footnotes (3) and (5) that indicated you will rely upon Rule 416 to cover such number of additional securities to be offered or issued in connection with the conversion of the notes and exercise of the warrants to "prevent dilution resulting from stock splits, stock dividends *and certain other events*" (emphasis added). The meaning of this disclosure is unclear. Please note that Rule 416 is available only for additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. In this regard "similar transactions" does not include adjustments due to changes in the number of shares underlying the convertible notes that are due to fluctuations in the market price of your equity securities, including price protection provisions that provide note holders with a conversion price no less favorable than in subsequent sales of equity. We were unable to assess whether these securities contained such price protection provisions because we were unable to locate filed copies of the Notes or Warrants. Please confirm your intent to use Rule 416 solely to prevent dilution from stock splits, stock dividends or similar transactions and ensure that your future statements conform to this interpretation. Please also file or incorporate by reference the Notes and Warrants as exhibits to the registration statement.

Selling Stockholders, page 11

3.   Revise footnote (2) to name all natural persons that share voting and investment control of the shares being registered for resale by ComVest.

4.   Please confirm that none of the selling stockholders are affiliates of registered broker-dealers.

2006 Debt Financing, page 12

5.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, closing fees, administrative fees, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to Unify from the sale of the convertible notes and warrants and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

   - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

   - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

      - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

      - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

   - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

8.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of Unify that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to Unify in the convertible note transaction;

- all payments that have been made or that may be required to be made by Unify that are disclosed in response to comment six;

- the resulting net proceeds to Unify; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of Unify that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comments seven and eight.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment six) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to comment seven) divided by the net proceeds to Unify from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

10.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between Unify (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

11.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

- the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

- the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

12.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether Unify has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling stockholder entered into that short position; and

  - the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

13.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Unify (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

- copies of all agreements between Unify (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

14.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Where You Can Find More Information, page 19

15.   Please revise your disclosure to include all the information required by Item 12(b)(2) of Form S-1 if you intend to incorporate information by reference into the prospectus. Please also note that the SEC no longer maintains public reference facilities in Chicago or New York.

Part II

Undertakings, page II-3

16.   Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable. We also note that you have included the

undertaking from paragraph (b) of Item 512, however, you do not incorporate future periodic filings into this registration statement.   Please revise.

Signatures, page II-5

17.   We note that your initial registration statement on Form SB-2 was filed without dated signatures by the persons in the capacities listed on the signature page. It appears that Mr. Wille signed the amended registration statement as Attorney-in-Fact for your directors. However, the initial registration statement did not include signatures of your directors authorizing Mr. Wille to sign on their behalf. Please ensure that your next amendment includes the signatures of all your directors and includes a signed power of attorney, if desired for use in future amendments.

General

18.   Please note that Regulation S-T requires that you file in electronic format a version of each amended document marked to the show changes in such filing. Please ensure that your next amendment and all subsequent filings include a properly submitted marked copy.

Form 10-Q/A for the Quarter Ended October 31, 2006

Item 4. Controls and Procedures, page 24

19.   Your CEO and CFO concluded your disclosure controls and procedures were effective as of the end of the period covered by this report. However, your filings do not address the subsequent amendment to your quarterly report and any impact these amendments have on the current views of your executives regarding the conclusions about the effectiveness of your disclosure controls and procedures. Tell us your views as to whether use of a periodic reporting form for which the issuer was not eligible is a fact that should be disclosed to investors to put the prior determinations regarding the effectiveness of disclosure controls and procedures in proper context. We note that the form initially used for the referenced period allows an eligible filer to present information under an abbreviated disclosure system. Errors in form selection may prevent or delay investors from receiving required information. This comment also applies to the Item 4 disclosure in your Form 10-Q/A for the quarter ended April 28, 2007.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

        Sincerely,

        Mark P. Shuman
        Branch Chief – Legal

cc: Via Facsimile (916) 930-3201
        Kevin A. Coyle, Esq.
        DLA Piper US LLP
        Telephone: (916) 930-3240